James McKenna Chief Financial Officer 1801 Green Road, Suite E Pompano Beach, Fl 33064 Tel: (954) 360-6408 Fax: (954) 360-6409 Email:jmckenna@forwardindustries.com

March 18, 2010

Mail Stop 4631

Mr. Jeffrey Gordon

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

RE:     Forward Industries, Inc.

            Form 10-K for the fiscal year ended September 30, 2009

            Form 10-Q for the fiscal quarter ended December 31, 2009

            File No. 0-6669

Dear Mr. Gordon:

We have reviewed your letter dated March 8, 2010 commenting on registrant’s above-referenced Form 10-K and Form 10-Q, and our responses are set forth below. For your convenience, preceding each response we have set forth the related comment made in your letter in italics.  Where registrant proposes revised disclosure in its future filings in response to the comment, the proposed textual changes are presented in bold faced font.

Credit Risk, page 7

Since your accounts receivable credit risk lies with your OEM customers’ contract manufacturers, please expand your discussion of credit risk to address the payment history of both your OEM customers and their contract manufacturers.

In our past disclosures relating to credit risk, we have thought it appropriate to clarify that ultimate risk of non-payment did not necessarily lie with our OEM “customer” when that customer’s arrangements with its contract manufacturer resulted in registrant’s shipments to, and accounts receivable from, the contract manufacturer.  However, by drawing this distinction, we did not thereby wish to create the implication that the actual payment history of contract manufacturers that registrant has experienced over the years has in any way been unacceptable or created payment or collection issues different from that of our OEM customers.  Both OEM customers and contract manufacturers have historically performed quite satisfactorily and substantially in accordance with the terms of purchase orders.

In our future filings on Form 10-K, we propose the following revised disclosure under Item 1 with regard to Credit Risk (text describing contract manufacturers has been moved into the first paragraph so that the second paragraph refers equally to OEM customers and contract manufacturers):

Credit Risk

We generally sell our products on 60- to 90-day credit terms customary in the industry.  Our significant OEM customers are large, multi-national companies with good credit histories. When we ship product to our OEM customer’s designated contract manufacturer and invoice such manufacturer (and not the OEM customer), even though our order flows originate with and depend on our relationship with the OEM, our accounts receivable credit risk lies with the contract manufacturer.  Our OEM customer does not guarantee the credit of the contract manufacturer to whom the OEM requests us to ship our carrying case products, and such order volumes may be significant from time to time.  In most cases, these contract manufacturers are themselves large multinational enterprises with good credit.

Historically, we have not had significant credit or collection problems with our OEM customers or their contract manufacturers. None of these customers or their contract manufacturers is or has been in default to us, and payments are generally received from them on a timely basis. Two customers, including their affiliates or contract manufacturers, accounted for approximately XX% and XX% of the Company's accounts receivable at September 30, 20XX and 20XX, respectively.

Liquidity and Capital Resources, page 20

We note that you maintain a credit facility and have agreed to certain financial covenants in connection with the facility. As such, please disclose here and in your financial statement footnotes the specific terms of any material debt covenants in your debt agreements. In addition, please revise to indicate your debt covenant compliance status as of the most recent period-end. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Registrant’s wholly-owned Swiss subsidiary Forward Innovations GmbH (FI) has been in compliance in all material respects with covenants under its credit facility during the term thereof.  Under the terms of the facility the bank had the right to terminate the facility: (i) if payment of interest and principal was not made within 30 days of the date due; (ii) upon bankruptcy of FI; (iii) bank assessment that FI’s asset and/or revenue outlook had deteriorated significantly; (iv) upon a change of control of FI; (v) upon a merger and/or acquisition or transfer of significant assets to a third party on the part of FI; or (vi) FI’s audit report contains a material qualification.  The credit facility did not obligate FI to comply with any financial ratios or tests or other financial covenants.

It should be noted that the credit facility expired in accordance with its terms on December 31, 2009, and we believe that it is likely that the facility will be replaced with a simple letter of credit as the means to satisfy the requirements of the freight forwarder acting on registrant’s behalf in the Netherlands. In our future filings on Form 10-K and Form 10-Q, we propose the following expanded disclosure under Item 7 relating to registrant’s MD&A disclosures (changes to the disclosures set forth in the 10-K for the fiscal year ended September 30, 2009, are identified in bold) and such disclosures will be included in registrant’s Form 10-Q filings, in each case to the extent applicable.  To the extent applicable, registrant will revise its disclosures in the footnotes to its financial statements to be consistent with those proposed for inclusion in its MD&A.

In addition, assuming the credit facility is not renewed, as noted above, such revised disclosure will be relevant only to balance sheet dates in respect of past reporting periods and not prospectively.  Insofar as we do not believe that registrant falls within either of the two scenarios referred to in Section IV.C of Interpretative Release No. 33-8350, we respectfully submit that it is not necessary to provide greater detail than that included in the proposed, revised disclosure set forth below:

Liquidity and Capital Resources

[This disclosure will be recast as historical rather than current.]Forward Innovations maintains a credit facility with a Swiss bank that provides for an uncommitted line of credit in the maximum amount of $400,000.  Amounts borrowed under the facility may be structured as a term loan or loans, with a maximum repayment period of 12 months, or as a guarantee facility, or any combination of the foregoing.  Either party may terminate the facility at any time; however, such termination would not affect the stated maturity of any term loan outstanding under the facility.  Amounts borrowed other than as a term loan must be settled periodically or converted into term loans. In connection with this facility, Forward Innovations agreed to certain customary financial covenants, with which we believe it has been in compliance in all material respects.  Such covenants do not include any financial ratios or other financial tests.  Amounts drawn under this credit facility bear interest at variable rates [...]

Consolidated Statements of Cash Flows, page 31

Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See FASB ASC 830-230-45-1.

In our future filings on Form 10-K and Form 10-Q, we propose to present the effect of exchange rate changes on cash balances held in foreign currencies within our Consolidated Statements of Cash Flows as follows:

For the Fiscal Years Ended September 30,
	20XX	20XX
Operating activities:
Net income...................................................................................	$XXX	$XXX
Adjustments to reconcile net income to net cash provided by operating activities:
Gain (loss) on foreign currency cash balances	X	X

Changes in operating assets and liabilities:
Net cash provided by operating activities...................................................................	XX	XX
Net cash provided by investing activities...................................................................	XX	XX
Net cash provided by financing activities...................................................................	XX	XX
Effect of exchange rate changes on cash....................................	X	X

Net increase in cash and cash equivalents..................................................................	XX	XX
Cash and cash equivalents at beginning of period....................................................	XX	XX
Cash and cash equivalents at end of period...............................................................	$XX	$XX

Note 2 – Accounting Policies, page 32

Please disclose the types of the expenses that you include in the cost of goods sold line item as well as the types of expenses that you include in the selling and general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit.

While we have in our filings on Form 10-K and 10-Q routinely included disclosures in the “gross profit” discussion in the MD&A of certain components of cost of goods sold that impacted gross profit amounts, such as the costs of operating our Hong Kong distribution and QA facility, registrant agrees that more precise delineation of the types of expenses it includes in COGS as distinct from SG&A line items will enhance clarity in our disclosures.  All expenses incurred in operating our Hong Kong distribution and QA facility are included in COGS, including salary and related expense of persons employed by the facility.  Insofar as the comment relates to SG&A expense, registrant’s accounting policies, practices, and financial statement presentation are in accordance with US GAAP.

As to the last question (and related bullet points) in the comment, registrant does not exclude any portion of the enumerated costs from COGS.

In our future filings on Form 10-K and Form 10-Q, we propose the following expanded accounting policy in our footnotes to our consolidated financial statements with regard to our shipping and handling costs.

Shipping and Handling Costs

The Company expenses shipping and handling costs (including inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs associated with the Company’s distribution network) as a component of cost of goods sold in the accompanying consolidated statements of operations.

Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing.

In its accounting policies and practices, registrant includes depreciation and amortization expense attributable to property, plant and equipment used in connection with its production activities in its cost of goods sold line item.  Registrant includes depreciation and amortization expense attributable to property, plant and equipment used in connection with selling and administrative functions in the SG&A line item.

In our future filings on Form 10-K and Form 10-Q, we propose the following expanded accounting policy in our footnotes to our consolidated financial statements with regard to our property, plant and equipment:

Property, Plant and Equipment

Property, plant and equipment consist of furniture, fixtures and equipment, and leasehold improvements and are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property, plant and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The estimated useful life for furniture, fixtures and equipment ranges from three to ten years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. For the fiscal years ended September 30, 20XX and 20XX, the Company recorded approximately $XXXX and $XXXX of depreciation and amortization expense, respectively. Depreciation and amortization for production related property, plant and equipment is included as a component of costs of goods sold in the accompanying consolidated statements of operations. Depreciation and amortization for selling and general and administrative related property, plant and equipment, is included as a component of operating expenses in the accompanying consolidated statements of operations.

Note 8 – Income Taxes, page 39

It is not clear how you met the disclosure requirements set forth in FASB ASC 740-10-50-15 and 740-10-50-19. Please advise or revise your disclosures in future filings accordingly.

Registrant’s policy is to account for interest and penalties related to income taxes in its statement of operations.  The registrant has not incurred any such interest or penalties in at least five years and likely much longer.

In our future filings on Form 10-K and Form 10-Q, in order to address the comment relating to FASB ASC 740-10-50-15, we propose the following expanded disclosure relating to registrant’s accounting policies in our footnotes to our consolidated financial statements :

Income Taxes

The Company accounts for its income taxes in accordance with the generally accepted accounting principles in the U.S. which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to tax net operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company’s policy is to account for income tax related interest and penalties, if any, in income tax expense in the statement of operations. For the periods presented in the accompanying statements of operations no income tax related interest or penalties were assessed or recorded.

In our future filings on Form 10-K and Form 10-Q, in order to address the comment relating to FASB ASC 740-10-50-19, we also propose the following revision to the footnote to our consolidated financial statements captioned “INCOME TAXES”:

The Company’s effective tax rate does not approximate the statutory United States federal income tax rate primarily due to the establishment of the valuation allowance and tax rate differentials in respect of United States state and foreign taxes. As of September 30, 2009, the Company has no unrecognized tax benefits related to federal and state income tax matters. If ultimately recognized, the Company does not anticipate any material increase in the effective tax rate during Fiscal 2009 relative to any tax positions taken prior to Fiscal 2009. As of September 30, 2009, the Company has not accrued for interest and penalties related to uncertain tax positions. It is the Company’s policy to recognize interest and/or penalties, if any, related to income tax matters in income tax expense in the statement of operations. For the periods presented in the accompanying statements of operations no income tax related interest or penalties were assessed or recorded.

Note 13 – Operating Segment Information, page 43

Please enhance your disclosure to separately disclose the amount of revenues from external customers and long-lived assets attributed to your country of domicile as well as any individual foreign countries, to the extent they are material, for each period presented. Refer to FASB ASC 280-10-50-41.

In our future filings on Form 10-K, we propose the following expanded footnotes disclosures to our consolidated financial statements with regard to information about geographic areas:

Revenues from External Customers

The following table presents net sales related to these geographic segments (Revenue by geographic region, attributed to countries based on the domicile of the bill-to customer):

(dollars in thousands)
Year Ended September 30,
	20XX	20XX
United States...........................	$XXX	$XXX
China........................................	XXX	XXX
Germany...................................	XX	XX
Other foreign countries...........	X	X
Total net sales............................	$XXX	$XXX

Long-Lived Assets (Net of Accumulated Depreciation and Amortization)

Identifiable long-lived assets, consisting entirely of property, plant and equipment, by geographic region are as follows:

(dollars in thousands)
Year Ended September 30,
	20XX	20XX
United States...........................	$XXX	$XXX
Hong Kong..............................	XX	XX
Other foreign countries...........	X	X
Total long-lived assets (net).........	$XXX	$XXX

Exhibit 31 – Certifications

We note that you have made certain modifications to the certifications in exhibits 31.1 and 31.2 to the September 30, 2009 Form 10-K and December 31, 2009 Form 10-Q. Specifically, the certifying individuals included their titles in the introductory sentence of the certifications. In addition, the certifications include references to “Forward” instead of “registrant”. Please remove the certifying individuals’ titles from the introductory sentence of the certifications and revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K

In its filings on Form 10-K and Form 10-Q made subsequent to the date hereof, Registrant will present the certifications required by Rule 13a-14(a) or Rule 15d-14(a) in the form set forth in Appendix 1 annexed hereto, which eliminates reference to the title of the certifying individual and which, other than defining the registrant, refers to Forward only as “registrant”.

Controls and Procedures

Please revise your disclosures in future filings to clarify the period you are referring to.  For example, the use of “as of the end of the 2010 Quarter” does not clearly indicate that you are referring to the period ended December 31, 2009.

In its disclosures with respect to Item 9A and 9A(T) of Form 10-K and Item 4 of Form 10-Q, registrant had adopted the practice of importing defined terms used in the filing for comparing year-over-year results for MD&A purposes (such definitions being set forth elsewhere in the filing).  In its subsequent filings registrant will discontinue this practice so as to clearly indicate the calendar period to which the required evaluation relates.

In connection with this letter Forward Industries acknowledges that:

  Forward is responsible for the adequacy and accuracy of the disclosures in its filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  Forward may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely yours,

 /s/ James McKenna

James McKenna

Chief Financial Officer

Forward Industries, Inc.

APPENDIX 1

CERTIFICATION PURSUANT TO RULE 13a-14(a) UNDER THE EXCHANGE ACT

I, [name of certifying individual], certify that:

  I have reviewed this Quarterly Report on Form 10‑[Q][K] for the [three months][fiscal year] ended [balance sheet date to which filing relates], of Forward Industries, Inc. (“registrant”);

  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of registrant as of, and for, the periods presented in this report;

  Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a‑15(e) and 15d‑15(e)) for registrant and we have:

a)            designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)            Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)            evaluated the effectiveness of registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report  based on such evaluation; and

d)            disclosed in this report any change in registrant’s internal control over financial reporting that occurred during registrant’s most recent fiscal quarter (registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, registrant’s internal control over financial reporting; and

  Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)            all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect registrant’s ability to record, process, summarize and report financial information;  and

b)            any fraud, whether or not material, that involves management or other employees who have a significant role in registrant’s internal controls over financial reporting.

Date: [Filing date of report]

/s/[name of certifying individual]
[Name of certifying individual]
[Title]
([Principal Executive/Financial and Accounting] Officer)